A.B. KORELIN & ASSOCIATES INC.

17404 163rd Place SE

www.abkorelin.com

Renton, WA  98058

steve@abkorelin.com

206-219-3820                                     206-232-1196  (FAX)

August 28, 2007

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC

20549-7010

Re: Amendment to Dejour Enterprises Ltd. 20-F Annual Report filed July 16, 2007

Please be advised that the Company is currently preparing an amendment to its 20-F Annual Report filed on July 16, 2007.  The review of the financial statements and the US GAAP reconciliation is taking longer than originally anticipated. The Company intends to have the amendment completed and filed on EDGAR no later than September 10, 2007. The Company will advise you if circumstances change.

Best regards,

/s/ Steven Taylor

Steven Taylor

A.B. Korelin & Associates